                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park

                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

               Taiwan Semiconductor Manufacturing Company Limited

                           For the month of April 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC
3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of March 2003.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

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    Title          Name          Number of shares held     Number of shares held as    Number of shares held as        Changes
                                   when elected (for          February 28, 2003             March 31, 2003
                                     Directors and
                                Supervisors as April 14,
                                          2000)
------------------------------------------------------------------------------------------------------------------------------------
 President       Rick Tsai                                            19,591,738                19,491,738             -100,000
------------------------------------------------------------------------------------------------------------------------------------
 Vice President  Mark Liu                                              7,959,370                 7,899,370              -60,000
------------------------------------------------------------------------------------------------------------------------------------
 Vice President  J. B. Chen                                            5,466,520                 5,394,520              -72,000
------------------------------------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3) The acquisition of assets: (Unit:$Thousand)

--------------------------------------------------------------------------------
       Description of assets                   Purchase price
--------------------------------------------------------------------------------
Manufacturing Equipment                                  NT$1,667,147
--------------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand):

--------------------------------------------------------------------------------
       Description of assets                                  Sell price
--------------------------------------------------------------------------------
 Global Liquidity U.S. Dollar Fund                                    US$40,000
--------------------------------------------------------------------------------
 US$ Liquid Reserves Fund                                             US$60,000
--------------------------------------------------------------------------------
 ABN AMRO Bond Fund                                                  NT$300,834
--------------------------------------------------------------------------------
 ABN AMRO Select Bond Fund                                           NT$279,768
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Taiwan Semiconductor Manufacturing Company Ltd.


Date: April 28, 2003         By /s/ Harvey Chang
                                -------------------------------------------
                                Harvey Chang
                                Senior Vice President & Chief Financial Officer